Isos Acquisition Corporation

55 Post Road West, Suite 200

Westport, CT 06880

VIA EDGAR

October 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Donald Field

Re:	Isos Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed September 20, 2021
File No. 333-258080

Dear Mr. Field:

Isos Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 8, 2021, regarding our Amendment No. 1 to Registration Statement on Form S-4, File No. 333-258080, filed with the Commission on September 20, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Interests of the Sponsor Related Persons in the Business Combination, page 27

1.	We note your response to our prior comment 9 and reissue in part. Please revise the fourth bullet to quantify the related persons equity position in New Bowlero and its relative value in terms of the overall transaction. Additionally, to the extent quantifiable and taking into consideration reasonable assumptions, please include the related persons rate of return on their initial investment in Isos.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 27, 53 and 121 accordingly, including to disclose that the Sponsor and LionTree may earn a positive rate of return on their investment even if other shareholders experience a negative rate of return. We respectfully advise the Staff that is not practicable to quantify the related persons’ rate of return because, amongst other things, the timing (including as a result of the twelve-month lockup applicable to the founder shares) and price at which the Sponsor and/or LionTree sell New Bowlero securities is uncertain, both of which would have a material impact on the applicable rate of return. In addition, the Sponsor and LionTree will be required to forfeit shares in connection with the business combination, and the total number of shares each will be required to forfeit will not be known until the earlier of five years post-closing, and the date on which the applicable earnout target is satisfied. Any such forfeitures of shares would also have a material impact on the related persons’ rate of return.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum, page 66

2.	We note your response to our prior comment 13 and reissue in part. We note your disclosure in the first paragraph that the federal district courts of the United States will be the exclusive forum for the resolution of any claims arising under the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. We also note that this disclosure differs from Article X of Annex B. Please reconcile and ensure that the exclusive forum provision in your governing documents addresses Exchange Act applicability.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page B-9 of the Amendment accordingly.

Proven Business Model, page 186

3.	We note your response to our prior comment 20 and reissue. Please revise to balance the discussion with your results of operation since March 2020 and as reflected in the included financial statements. Please disclose the most recent average revenue growth rates, overall and on a same-store basis, for the periods reflected in your financial statements.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 186-187, 191 and 196 of the Amendment has been revised accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bowlero Trends, page 192

4.	We note your response to our prior comment number 21. Please explain to us in detail why you believe the adjustment for closed center EBITDA used in calculating Adjusted EBITDA is appropriate in light of your history of closing stores for a variety of reasons and growth strategy. Please refer to Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: Bowlero Corp. (“Bowlero”) believes the adjustment to remove closed center EBITDA in calculating Adjusted EBITDA is consistent with the Staff’s guidance in Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures because the adjustment does not reflect normal, recurring changes in Bowlero’s business. Bowlero has completed a rationalization of centers and does not expect significant center closures in the future. As such, Bowlero believes this adjustment is helpful to the users of the financial statements to understand and evaluate Bowlero’s operating results. It is further noted that the adjustment for closed center EBITDA includes both EBITDA earnings and EBITDA losses, and Adjusted EBITDA without closed centers provides a pure measure of the Adjusted EBITDA for open centers. For these reasons, Bowlero believes that the adjustments in question are appropriate and do not cause its presentation of Adjusted EBITDA to be misleading.

5.	We note your response to our prior comment number 22. You state that “Contra rent expense is an adjustment to report rent expense on a cash basis.” By making this adjustment you are substituting an individually tailored recognition and measurement method to record rent expense instead of GAAP rent expense which is prohibited by Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Accordingly, please revise to remove this adjustment.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 194-195 of the Amendment has been revised to remove the adjustment for contra rent expenses.

Issuance to Atairos, page 20

6.	We note your response to our prior comment number 23. You state that optimization runrate savings are pro forma type projections related to various cost savings initiatives including for certain actions that have not been taken yet. By definition non-GAAP measures are numerical measures of historical or future financial performance, financial position, or cash flow that exclude amounts included in, or include amounts excluded from, the most directly comparable GAAP measure. As optimization runrate savings are projections and not historical results they do not comply with the definition or related requirements. Please revise your disclosure to remove this adjustment or advise. Please refer to Item 10(e)(2) of Regulation S-K for further guidance.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 194-195 of the Amendment has been revised to remove this adjustment.

7.	We note your response to our prior comment number 24. You state that De novo adjustments and renovated facility adjustments are annualized projections of EBITDA for these types of facilities. By definition non-GAAP measures are numerical measures of historical or future financial performance, financial position, or cash flow that exclude amounts included in, or include amounts excluded from, the most directly comparable GAAP measure. As De novo adjustments and renovated facility adjustments are projections and not historical results they do not comply with the definition or related requirements. Please revise your disclosure to remove these adjustments or advise. Please refer to Item 10(e)(2) of Regulation S-K for further guidance.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 194-195 of the Amendment has been revised to remove this adjustment.

8.	We note your response to our prior comment number 25. The last part of your revised disclosure states “in the case of any such charge, the results of any such action relating to such charge are projected by in good faith to be achieved within 24 months of the undertaking.” Please clarify for us whether these are actual charges incurred or projected charges. To the extent they are actual charges, please explain why these aren’t normal, recurring, cash operating expenses necessary to operate your business. Please refer to Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: These are actual charges which are not considered normal operating expenses required to operate the business. Bowlero has considered the guidance in Question 101.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, and since these costs relate to, among other things, implementation of new initiatives, business optimization and other such activities, Bowlero does not consider these normal recurring costs in running its centers and accordingly believes retaining this adjustment makes the presentation of Adjusted EBITDA more useful to the readers of the financial statements. Bowlero has revised the disclosure on pages 194-195 of the Amendment.

9.	We note your response to our prior comment number 25. Please tell and disclose specifically what the “Extraordinary unusual non-recurring losses (gains)” adjustments are in the June 28, 2020 and the September 27, 2020 periods.

Response: Adjustments for extraordinary unusual non-recurring items include both gains and losses. For Adjusted EBITDA purposes as previously presented, business interruption proceeds of $20.2 million were recognized by Bowlero in the fourth fiscal quarter ended June 28, 2020, and the subsequent adjustment in the first fiscal quarter ended September 27, 2020 was to remove the business interruption previously recognized for Adjusted EBITDA purposes for payments received in fiscal 2021. After consideration the Staff’s comments, these amounts have been removed from this adjustment for the quarters ended June 28 and September 27, 2020.

10.	As your measure of “EBITDA” is adjusted for additional items other than interest, taxes and depreciation and amortization, please revise your disclosure to retitle this measure or remove it. Please see Question 103.01 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for further guidance.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 194-195 of the Amendment has been revised accordingly.

Critical Accounting Estimates

Goodwill Impairment, page 200

11.	We note your revised disclosure in response to our prior comment number 32. It appears that you left out the words “fair value.” Please revise your disclosure to explicitly state that, “Our one reporting unit’s fair value is substantially in excess of carrying value and not considered at risk of failing.”

Response: The Company acknowledges the Staff’s comment and the disclosure on page 202 of the Amendment has been revised accordingly.

Bowlero Corp. Consolidated Statements of Operations, page F-38

12.	We reviewed your response to comment 34. Please tell us your consideration of the guidance at Rules 5-03.7, .8 and .9 of Regulation S-X when classifying the loss on refinance of debt and gain on sale of short-term investments. In doing so, explain whether the loss on refinance of debt is akin to interest.

Response: Bowlero considered the guidance at Rules 5-03 of Regulation S-X and determined that the loss on the refinancing of debt was correctly classified as an operating expense. The loss recognized relates to arrangement fees, attorney fees and other related costs related to the modification of Bowlero’s debt agreement. Bowlero does not believe these costs to be akin to interest and it has classified these costs in accordance with Rule 5-03.06 to other general expenses.

Bowlero considered the guidance at Rules 5-03 of Regulation S-X and determined that the gain on sale of short term investments is correctly classified within operating income (loss). Bowlero made a strategic investment in a possible acquisition target which operates in the same business as Bowlero. After acquiring the shares, Bowlero determined not to pursue the acquisition and the shares were sold at a gain. The gain on sale of short-term investments was treated as an operating item since it directly related to a strategic acquisition target. Bowlero does not invest or trade in equity securities for the purpose of obtaining a return on investment.

Bowlero Corp. Notes to Consolidated Financial Statements

Note 1. Organization and Impact of COVID-19, page F-42

13.	We note your response to our prior comment number 35. We note your revised disclosure on page F-65 which states “Our CODM assesses performance based on consolidated as well as bowling center-level revenue and operating profit.” Please tell us whether your AMF and Brunswick and the Bowlmor and Bowlero bowling centers have similar economic characteristics.

Response: As previously noted, Bowlero has identified one operating segment, operating a bowling entertainment business. Bowlero Corp.’s CODM reviews the consolidated results of the operating segment and also assesses the performance of the individual centers by reviewing center-level operating results. The AMF, Brunswick, Bowlmor and Bowlero bowling centers have similar economic characteristics. Supporting this assertion, Bowlero’s center level Gross Profit Margin (Revenue less Cost of Sales divided by Revenues) averaged 67.4% for during fiscal 2021 and the range of center results were between 62.2% and 69.5%, further supporting economic similarity. From a branding perspective, Bowlero Corp. is transitioning all centers to the Bowlero brand and differentiating branding of centers is not significant to the operations. The Brunswick centers have all been rebranded to the Bowlero brand, and Bowlero Corp. continues to rebrand the AMF and Bowlmor centers to the Bowlero brand.

Note 10. Commitments and Contingencies, page F-58

14.	Reference is made to your discussion of capital leases on page F-59. Please tell us and reference your basis in GAAP for not having any current liabilities for your center leases.

Response: The Company has $41,453 of capital lease obligations included in Other current liabilities in the consolidated balance sheet as of June 27, 2021. The relatively small amount for the current portion of capital lease obligations is because the payments due for capital lease obligations during the next twelve months are mostly attributable to interest, not principal.

*      *      *

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact our counsel, Gary J. Simon by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

/s/ George Barrios
Name:	George Barrios
Title:	Co-Chief Executive Officer

/s/ Michelle Wilson
Name:	Michelle Wilson
Title:	Co-Chief Executive Officer

cc:	Hughes Hubbard & Reed LLP
Paul, Weiss, Rifkind, Wharton & Garrison LLP

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